Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

THIRD QUARTER 2023 RESULTS AND CONFERENCE CALL

Toronto (October 3, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its third quarter 2023 results on Wednesday, October 25, 2023, after normal trading hours.

Third Quarter 2023 Results Conference Call Webcast

Agnico Eagle's senior management will host a conference call on Thursday, October 26, 2023 at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3CqkUBg to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator (See “Via Telephone” details below).

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 587191#. The conference call replay will expire on November 26, 2023.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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